UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated June 18, 2010 announcing that Turkcell has reached a settlement with the Turkish Tax Authority amounting to TRY 50 million (approximately U.S. $32 million).

June 18, 2010

SETTLEMENT WITH THE TAX AUTHORITY

Subject: Statement made pursuant to Circular VIII,No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL
Special Subjects:

TURKCELL ILETISIM HIZMETLERI A.S.

As a result of the negotiation between Turkcell and the Tax Authority, we have reached a settlement amounting to TRY50 million (approximately US$32 million*) for the   accrued tax principal and tax loss amount with accrued interest up until June 1, 2010.   This concerns imposing Value Added Tax (“VAT”) and Special Communication Tax (“SCT”) on total charges upon roaming services performed abroad by subscribers of local mobile operators and the requirement for calculating SCT on discounts applied to distributors for prepaid card sales  during the years of 2003 and 2004.

Detailed information concerning the above is  set out in our financial statements prepared as of 31 March 2010.  As we had already set aside sufficient provision in our consolidated financial statements, there is no need for any  additional provision  as a  result of this  settlement.

*Based on Turkish Central Bank’s TRY/$ exchange rate of TRY1.5566 for June 18, 2010

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 21, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 21, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head